SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letters dated July 16, 2010 and July 20, 2010, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated July 16, 2010 and July 20, 2010, the Company reported the successful conclusion of the placement period for the Second Series, Class III and Class IV Notes (the “Second Series Notes”) under its Global Note Program for a principal amount up to U$S 50,000,000.

The Class III Notes are due on April 23, 2012, and were issued for an aggregate nominal amount of Pesos 35,650,040, at an issue price of 100 per cent of the aggregate nominal amount and at a Badlar Privada Rate plus 400 basis points, payable quarterly. The Principal will be paid in 3 installments: the first two payments, taking place on October 17, 2011 and January 16, 2012, will be the 33.33% of the nominal amount; and the last payment, taking place on April 23, 2012, will be 33.34% of the nominal amount.

The Class IV Notes are due on July 23, 2012 and were issued for an aggregate nominal amount of U.S. Dollars 17.842.061. The issue price was 100 per cent of the aggregate nominal amount and the interest was fixed at a 7.75 % rate per annum, payable quarterly. The Principal will be paid in 4 quarterly installments, of 25% of de nominal amount each one, starting on October 17, 2011.

The proceeds will be mainly used to cancel short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: July 21, 2010.